[redacted]

11017046

RECEIVED
2011 MAR -2 AM 9:39
SEC / TM

SECURITI... ION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew M. Hughey **201-352-6057**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ______________________________, 20________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, William Frey, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc. as of December 31, 2010 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $330,031 credits $934,537).

February 25, 2011

Signature — Date

William Frey

Chief Financial Officer
Managing Director
UBS Financial Services, Inc
Title

STATE OF NEW JERSEY

Sworn to before me this
25th day of February, 2011

KIM VELEZ
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/13/2013

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2010
(Amounts in Thousands of Dollars)

Assets	
Cash and cash equivalents	$ 433,458
Cash and securities segregated and on deposit for federal and other regulations	2,459,092
Financial instruments owned, at fair value	296,737
Securities purchased under agreements to resell	5,780,613
Securities borrowed	393,001
Receivables:	
Clients (net of allowance for doubtful accounts of $7,197)	2,953,636
Brokers, dealers and clearing organizations	809,575
Dividends and interest	20,442
Fees and other	36,844
Receivables from affiliated companies	63,964
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $821,588)	391,792
Goodwill and intangibles	637,983
Other assets	1,030,365
Total assets	$ 15,307,502
Liabilities and stockholder's equity	
Financial instruments sold, not yet purchased, at fair value	$ 38,496
Securities sold under agreements to repurchase	2,906,268
Securities loaned	632,063
Payables:	
Clients (including free credit balances of $1,638,213)	2,883,972
Brokers, dealers and clearing organizations	109,353
Dividends and interest	15,598
Accrued compensation and benefits	1,426,079
Payables to affiliated companies	2,497,353
Income taxes payable	76,510
Other liabilities and accrued expenses	1,112,336
	11,698,028
Long-term borrowings	155,000
Commitments and contingencies (Note 11)	
Subordinated liabilities	2,142,000
Stockholder's equity	1,312,474
Total liabilities and stockholder's equity	$ 15,307,502

See notes to consolidated financial statements.

1. Organization and Basis of Presentation

UBS Financial Services Inc. ("UBSFSI" or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services serving the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with an original maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2010.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2010, the Company obtained and had available securities with a fair value of approximately $11,374,277 on such terms, of which approximately $7,484,568 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand alone returns in other state and local jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

Undistributed earnings of UBSFSIPR amounted to $(10,456) for the year ended December 31, 2010. Should there be earnings in the future, those earnings are considered to be indefinitely reinvested and accordingly, no provision for U.S. income taxes has been provided thereon. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes. As of December 31, 2010, accumulated earnings of UBSFSIPR were $30,678.

Tax benefits associated with share-based compensation

FASB ASC 718 "Share-Based Payment", states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements, the tax benefit

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return.

Goodwill and Intangible Assets

Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC "Intangibles – Goodwill and Other". There was no impairment indicated as a result of the tests performed as of December 31, 2010. Identifiable intangible assets with finite lives are amortized over their useful life. At December 31, 2010 the Company held $81,723 of intangible assets, net of accumulated amortization of $69,365.

Other Assets

The Company makes loans to employees, primarily financial advisors, for recruiting and retention purposes. The amount of these loans at December 31, 2010 is $876,368 net of an allowance of $52,115. The net amount of these loans is included in other assets in the consolidated statement of financial condition.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Accounting Developments

Variable Interest Entities

In 2010, the Company adopted ASC 810-10, "Amendments to FASB Interpretation No. (46R), Consolidation of Variable Interest Entities ("VIE")", which gives new guidance on recognizing the primary beneficiary of the VIE. The amendment replaces the quantitative assessment for consolidation of a VIE, with a qualitative one focusing on power and responsibility. Following this new guidance, no VIEs were required to be consolidated in the Company's consolidated financial statements.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements not yet adopted

Shared Based Payment

In March 2010, the FASB issued ASU No. 2010-13, Compensation—Stock Compensation (Topic 718): "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force." This update determines whether a share based payment should be recorded as equity or liability if the currency of the market in which the underlying equity securities trades and that currency is different from the entity's functional currency; the functional currency of the foreign operation for which the employee provides services; and the payroll currency of the employee. The update will be effective for interim and annual periods beginning on or after December 15, 2010. The Company is currently assessing the impact on the Company's consolidated statement of financial condition.

Allowance for Credit Losses

In July 2010, the FASB issued Accounting Standard Update, ("ASU") No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. These new disclosures improve the transparency in an entity's financial statements about the allowance for credit losses and the credit quality of financing receivables. New disclosure requirements are effective for annual reporting periods ending after December 15, 2011. The Company does not expect the adoption to result in any material impact on the Company's consolidated statement of financial condition.

Goodwill Impairment

In December 2010, the FASB issued ASU No. 2010-28, "Intangibles – Goodwill and Other," which requires an additional step to be performed in the goodwill impairment test for reporting units with zero or negative carrying amounts. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The amendments in ASU No. 2010-28 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company has assessed that there will be no impact on the Company's consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

3. Fair Value Measurement

FASB ASC 820, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. At December 31, 2010, the Company had no Level 3 financial instruments.

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

At December 31, 2010, the financial instruments owned and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned				
U.S. government and agencies	$ 1,246	$ –	$ –	$ 1,246
Equities	13,705	11,808	–	25,513
Corporate Debt Obligations	–	657	–	657
Mortgage-backed securities	–	2,260	–	2,260
State and municipal obligations	–	267,061	–	267,061
Total	$ 14,951	$ 281,786	$ –	$ 296,737
Financial instruments sold, not yet purchased				
Equities	$ 30,451	$ –	$ –	$ 30,451
Mortgage-backed securities	–	2,193	–	2,193
State and municipal obligations	–	5,852	–	5,852
Total	$ 30,451	$ 8,045	$ –	$ 38,496

4. Cash and Securities Segregated and On Deposit for Federal and Other Regulations

At December 31, 2010, the Company was required to segregate $936,981 of cash or securities in a special reserve bank account for the benefit of customers under 17 CFR 240.15c3-3 (the Customer Protection Rule) and the Company had $2,172,300 on deposit in this account.

At December 31, 2010, the Company was required to segregate $215,097 of cash or securities under the Commodity Exchange Act and the Company had $286,467 segregated which represent funds deposited by clients, funds accruing to clients as a result of trades or contracts, and securities owned by clients. Securities owned by clients and segregated by the Company are not reflected in the statement of financial condition. At December 31, 2010, the fair market value of client securities held was $36,039.

(Amounts in Thousands of Dollars)

4. Cash and Securities Segregated and On Deposit for Federal and Other Regulations (continued)

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") similar in concept to the customer reserve computation set forth in the Customer Protection Rule, so as to enable introducing brokers and broker dealers with accounts at the company containing cash and/or securities to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under 17 CFR 240.15c3-1 (the Net Capital Rule). Based on that computation as of December 31, 2010, the Company was required to segregate $9,848 of cash or securities in a special reserve bank account for the exclusive benefit of PAIB and the Company had $20,000 on deposit in this account.

5. Receivable From and Payable to Broker, Dealers and Clearing Organizations

Amounts receivable from and payable to broker, dealers and clearing organizations at December 31, 2010, consist of the following:

Receivable from brokers, dealers and clearing organizations:

Securities failed to deliver	$ 33,635
Receivable from money market funds	634,480
Other	141,460
Total	$ 809,575

Payable to brokers, dealers and clearing organizations:

Securities failed to receive	$ 101,637
Other	7,716
Total	$ 109,353

6. Receivables from and Payable to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(Amounts in Thousands of Dollars)

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2010, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 59,100
Cash and securities segregated and on deposit for federal and other regulations	2,459,092
Securities purchased under agreement to resell	1,910,768
Securities borrowed	393,001
Receivable from affiliated companies	63,964
Liabilities	
Securities sold under agreements to repurchase	$ 1,000,476
Securities loaned	614,855
Payable to affiliated companies	2,497,353
Long-term borrowings	155,000
Subordinated liabilities	2,142,000

Related Party Arrangements

Pursuant to service level arrangements, the Company receives certain services from and provides certain services to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Bank USA. The significant arrangements where the Company receives services from affiliates include agreements with UBSS LLC for operational support services and securities research services.

UBSFSI has contractual agreements with UBS AG, New York Branch (the "Branch") and UBS Securities LLC ("UBSS LLC"). The Branch Agreement pertains to administrative services provided by the Branch, including personnel and facilities.

7. Related Party Transactions (continued)

Pursuant to the agreement UBSS LLC provides certain clearance and settlement functions for the Company, primarily with respect to US government and agency, futures, and commodity instruments. UBSS LLC also serves as counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties.

The Company has also entered into a Distribution Support Services agreement with UBS Global Asset Management for distribution, marketing support, and other services.

Real Estate Arrangements

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various non-cancelable operating lease agreements on the Company's behalf.

Finance Arrangements

A substantial portion of the payable to affiliated companies represents amounts due to UBS AG Cayman Island Branch ("UBS Cayman") which facilitates the funding between UBSFSI and affiliates.

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 14). These loans have terms generally between seven and nine years.

(Amounts in Thousands of Dollars)

8. Long-Term Borrowings

At December 31, 2010 the total amount of secured promissory notes due to UBS Americas is $155,000 (the "Note"). The Note is due on April 30, 2013. The Note is classified as long-term borrowings, collateralized by certain assets of the Company, totaling $314,917 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with the Net Capital Rule as discussed in Note 13, $155,000 of such assets are included as allowable assets in the calculation of regulatory capital.

9. Subordinated Liabilities

At December 31, 2010, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/01/2015	$ 1,380,000	$ 2,000,000
Subordinated term loan	9/01/2016	600,000	600,000
Revolving subordinated loan	3/31/2012	62,000	75,000
Revolving subordinated loan	3/26/2014	60,000	75,000
Revolving subordinated loan	12/31/2016	40,000	40,000
		$ 2,142,000	$ 2,790,000

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid.

10. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate.

10. Risk Management (continued)

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2010 were settled without material adverse effect on the consolidated statement of financial condition.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2010, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

(Amounts in Thousands of Dollars)

10. Risk Management (continued)

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems (for example, not following proper securities clearance procedures, inadequate supervision of subordinates, or a failure of a critical IT system feeding the general ledger), or from external causes, whether deliberate, accidental or natural. It is inherent in all of UBS's activities. Operational risks are monitored and, to the extent possible, controlled and mitigated. UBS's approach to operational risk is not designed to eliminate risk altogether but, rather, to contain risks within levels deemed acceptable by senior management.

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements which expire at various dates through 2023. A capital lease liability of $7,851 is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

Legal Proceeding – Auction Rate Securities Matters

The Company was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities ("ARS") to clients, and to the Company's role and participation in ARS auctions and underwriting of ARS. The Company was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 the Company entered into settlements with the SEC, the New York Attorney General ("NYAG") and Massachusetts Securities Division whereby the Company agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which began on June 30, 2010, and to pay penalties of $150,000 ($75,000 to the NYAG, $75,000 to the other states). The Company's settlement is largely in line with similar industry regulatory settlements. The Company has settled with the majority of states and is continuing to finalize settlements with the rest, the fines paid are charged against the original $150,000. The SEC continues to investigate individuals affiliated with the Company regarding the trading in ARS and disclosures. During the third quarter of 2010, a claimant alleging consequential damages from the illiquidity of ARS was the

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

awarded approximately $80,800 by an arbitration panel. The Company has recorded a provision in the amount of this award relating to the case. The Company moved in state court to vacate the award and oral arguments were heard on that motion in December 2010. The state court has not yet ruled on this motion.

Legal Proceeding – Lehman Structured Products

From March 2007 through September 2008, the company sold approximately $1,000,000 face amount of structured notes issued by Lehman Brothers Holdings Inc. ("Lehman"), a majority of which were referred to as "principal protection notes," reflecting the fact that while the notes' return was in some manner linked to market indices or other measures, some or all of the investor's principal was an unconditional obligation of Lehman as issuer of the note. The Company has been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. The Company has also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), was named in a proceeding brought by the New Hampshire Bureau of Securities, and is responding to investigations by other state regulators and FINRA relating to the sale of these notes to the company customers. The customer litigations and regulatory investigations relate primarily to whether the Company adequately disclosed the risks of these notes to its customers.

Legal Proceeding – Puerto Rico Matter

The SEC has been investigating the Company's secondary market trading and associated disclosures involving shares of closed-end funds ("Funds") managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a "Wells" notice to the Company and its subsidiary, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. We believe that the negative financial results, if any, to shareholders of the Funds who traded their shares through the Company during the relevant periods were less than $5,000 in the aggregate. There is, however, no assurance that the SEC staff will agree with the Company's analysis.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's consolidated statement of financial condition.

Other Commitments and Contingencies

At December 31, 2010 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $13,221, which approximate fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2010, the Company had outstanding $174,470 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments in its subsidiary, UBSFSIPR. Settlement of these transactions at December 31, 2010, would not have had a material impact on the consolidated statement of financial condition.

There are no material underwriting commitments at December 31, 2010.

(Amounts in Thousands of Dollars)

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2010:

	UBSFSI per FOCUS (unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 15,207,019	$ 2,913,471	$ (2,812,988)	$ 15,307,502
Total stockholder's equity	$ 1,340,010	$ 79,538	$ (107,074)	$ 1,312,474

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2010, the computation of net capital in accordance with the Net Capital Rule includes $80,325 of capital of other subsidiaries. See Note (13) Net Capital Requirements.

13. Net Capital Requirements

The Company is subject to the Net Capital Rule and the New York Stock Exchange ("NYSE") Growth and Business Reduction capital requirements. Under the alternative method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,350,659 was 32.33% of its December 31, 2010 aggregate debit items and its net capital in excess of the minimum required was $1,258,069.

14. Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

14. Equity Participation and Other Compensation Plans (continued)

Selected employees have received a portion of their annual performance-related compensation above a certain threshold, in UBS shares, notional UBS shares or Alternative Investment Vehicles ("AIVs") instead of cash, on a mandatory basis ("EOP"). The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, the EOP awards vest in one-third increments over a three-year vesting period. These awards are generally forfeitable upon voluntary termination of employment with UBS. Also, during 2010, selected employees received grants of performance shares, which vest after five years subject to a share price condition being met. Depending on the share price performance, between one and three times of the originally awarded performance shares vest in full after 5 years.

During 2010, certain senior employees received a deferred cash award payable over three years subject to certain conditions.

During 2009, UBS only granted share awards to the employees for which it had a contractual commitment; in 2009 most awards were generally granted in the form of deferred cash, which vested ratably over three years subject to performance conditions being met. No further grants will be made under this plan.

Prior to 2010, certain key employees had been granted stock-settled Stock Appreciation Rights ("SAR") or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

The Company participates in a UBS share purchase plan. Until the end of 2009, this plan provided eligible employees the opportunity to purchase UBS shares at their market value on the purchase date and receive two options for each UBS share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on

14. Equity Participation and Other Compensation Plans (continued)

regular deductions from salary. UBS shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant. Starting in 2010, the options have been replaced with matching notional shares, i.e. eligible employees are given an opportunity to purchase UBS shares at their market values on the purchase date and for every three UBS shares purchased employees are granted one free notional share, which generally vests after two to three years.

Certain eligible employees of the Company participate in the PartnerPlus Plan, a non-qualified cash deferred compensation plan. Under the PartnerPlus Plan, the Company awards amounts based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the PartnerPlus Plan up to a percentage of the Company's contributions. The amounts awarded earn annual interest and vest in 20% increments in years six through ten after the grant date. The Company contributions and all interest earned are forfeitable in certain circumstances.

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a compensatory advance in the form of an employee loan.

15. Pension and other Post-employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

The following table shows the changes in the projected benefit obligation and fair value of plan assets during 2010, as well as the under-funded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2010:

(Amounts in Thousands of Dollars)

15. Pension and other Post-employment Benefit Plans (continued)

Change in Benefit Obligation:	
Benefit obligation at January 1, 2010	$ 798,816
Service cost	3,978
Interest cost	46,516
Actuarial loss	62,203
Benefits paid	(48,676)
Projected Benefit obligation at December 31, 2010	$ 862,837
Change in Plan Assets:	
Fair value of Plan assets at January 1, 2010	$ 706,548
Expected return on assets	50,521
Plan asset gain	32,375
Company contributions	6,473
Benefits paid	(48,676)
Fair value of Plan assets at December 31, 2010	747,241
December 31, 2010 status: underfunded	$ 115,596

The measurement date was December 31, 2010. The accumulated benefit obligation was $861,231 for the year ended December 31, 2010. For 2010, the benefit obligation and benefit cost for the Plan was determined using the following rates:

	Benefit Obligation	Benefit Cost
Discount Rate	5.75%	6.00%
Expected Return on Plan Assets	7.30%	7.30%
Average Rate of Compensation Increase	4.00%	4.00%

The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets.

(Amounts in Thousands of Dollars)

15. Pension and other Post-employment Benefit Plans (continued)

Investment Policies and Strategies

The equity allocation includes U.S. equity of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $6,473 to the Plan. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments	Post-Retirement Medical/Life Benefit Payments
2011	$ 48,676	$ 1,405
2012	46,050	1,509
2013	48,752	1,270
2014	51,080	1,215
2015	53,450	1,219
Years 2016 – 2020	$ 298,463	$ 7,302

(Amounts in Thousands of Dollars)

15. Pension and other Post-employment Benefit Plans (continued)

At December 31, 2010, the investments held by the Plan allocated to ASC 820 hierarchies, fair values, and weighted average asset allocations are as follows:

	Level 1	Level 2	Level 3	Total	Weighted Average Total Asset Allocation
Mutual Funds	$ –	$ 313,887	$ –	$ 313,887	42.20%
Short-term Investments	16,003	–	–	16,003	2.15
Equity Securities	33,709	10,903	–	44,612	6.00
Government Securities	–	88,690	–	88,690	11.92
Corporate Debt Obligations	–	276,899	–	276,899	37.22
Venture Capital and Partnerships	–	–	2,800	2,800	0.38
Asset Backed Securities	–	968	–	968	0.13
	49,712	691,347	2,800	743,859	100.00%
Accrued Income Expense				3,487	
Pending Purchases and Sales				(105)	
Total net investments, at fair value	$ –	$ –	$ –	$ 747,241	

In the year ended December 31, 2010 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

The Plan's long-term asset allocation target is 45% equity securities, 53% fixed income securities, and other assets of 2%.

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

(Amounts in Thousands of Dollars)

15. Pension and other Post-employment Benefit Plans (continued)

	Corporate Debt Obligations	Venture Capital and Partnerships	Total Level 3 Investments
Beginning Balance as of January 1, 2010	$ 4,345	$ 3,927	$ 8,272
Gains/(Losses) (Realized/Unrealized)	118	(1,127)	(1,009)
Purchases, Issuances, Settlements	(2,104)	–	(2,104)
Transfers out of Level 3	(2,359)	–	(2,359)
Ending Balance as of December 31, 2010	–	2,800	2,800
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ –	$ (1,127)	$ (1,127)

Following are the major categories of plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

Equity securities

Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded. The value of certain equity securities for which there is no active market are based on the unit price of shares held.

Mutual funds, commingled funds

Valued at the net asset value of shares held by the Plan at year end.

Short-term investment funds

Valued at their outstanding balances, which approximate fair value.

(Amounts in Thousands of Dollars)

15. Pension and other Post-employment Benefit Plans (continued)

Venture capital and partnerships

Valued at fair value using methods determined in good faith by General Partners of the funds.

Government securities, corporate debt obligations, and municipal securities

Valued based on yields currently available on comparable securities of issues with similar credit ratings.

Asset-backed securities

Value is based on market input and credit information, which is converted to spreads based on yield curves.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Post-Retirement Medical and Life Plans

The underfunded status of the plan of $16,525 at December 31, 2010 is recognized in the accompanying consolidated statement of financial condition as $15,120 as a long-term benefit liability and $1,405 as a current liability. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2010.

The assumed health care cost trend rate used in determining post-retirement benefit expense is assumed to be 9% for 2011 and to decrease to an ultimate trend rate of 5% in 2015. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

15. Pension and other Post-employment Benefit Plans (continued)

	1% increase	1% decrease
Effect on total service and interest cost	$ 63	$ (58)
Effect on postretirement benefit obligation	$ 224	$ (206)

Other Benefit Plans

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined retirement contribution plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for certain of its federal, state, local and foreign deferred tax assets, and accordingly, a valuation allowance of $1,659,284 has been recorded.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2010 were as follows:

Deferred tax assets:	
Employee benefits	$ 763,009
Accelerated income and deferred deductions	315,982
Book over tax depreciation	72,734
Valuation of trading assets and investments	4,415
Net operating loss carryforwards	744,284
	1,900,424
Valuation allowance	(1,659,284)
Total deferred tax assets	241,140
Deferred tax liabilities:	
Accelerated deductions and deferred income	229,182
Valuation of trading liabilities and investments	11,868
Total deferred tax liabilities	241,050
Net deferred tax assets	$ 90

At December 31, 2010, the Company's net operating loss carryforwards for federal income tax purposes will begin to expire in 2028 while the state and local net operating loss carryforwards will begin to expire in 2018.

The effective tax rate for the Company differs from the statutory federal rate primarily due to the valuation allowance on certain of the Company's federal, state and local and foreign deferred tax assets offset by the release of federal, state and local tax reserves.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

	Total
Total amounts of unrecognized tax benefits as of January 1, 2010	$ 147,446
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	22,917
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(18,632)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(22,988)
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	–
Total amounts of unrecognized tax benefits as of December 31, 2010	$ 128,743
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 59,184
The total amounts of interest and penalties	$ (420)
The total amounts of interest and penalties recognized in the consolidated statement of financial condition	$ 46,506

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2010, the consolidated group, of which the Company is a member, remains under examination by the Internal Revenue Service ("IRS") for tax years 2005 through 2008. There are various state and local jurisdictions currently under audit for tax years 1997 through 2008. In the next twelve months the Company does not expect any material changes to the federal unrecognized tax benefits, however, the Company believes that state and local unrecognized tax benefits will decrease by $5,957.

(Amounts in Thousands of Dollars)

17. Subsequent Event

The Company has evaluated its subsequent event disclosure through the date the Company's consolidated statement of financial condition is available to be issued, and has determined that there are no events that would have a material impact on the consolidated statement of financial condition.